SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Encore Acquisition Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2955W100
(CUSIP Number)

March 14, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 9,613,300 shares, which constitutes approximately 32.0% of the total number of shares outstanding. Unless otherwise stated, all ownership percentages set forth herein assume that there are 30,029,961 shares outstanding.

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CUSIP No. 2955W100

1.    Name of Reporting Person:

        Warburg, Pincus Equity Partners, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power:
Number of
Shares
Beneficially    6.    Shared Voting Power: 9,613,300
Owned By
Each
Reporting        7.    Sole Dispositive Power:
Person
With
                     8.    Shared Dispositive Power: 9,613,300

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        9,613,300

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  32.0%

12.    Type of Reporting Person: PN

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CUSIP No. 2955W100

1.    Name of Reporting Person:

        Warburg, Pincus & Co.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power:
Number of
Shares
Beneficially    6.    Shared Voting Power: 9,613,300
Owned By
Each
Reporting        7.    Sole Dispositive Power:
Person
With
                     8.    Shared Dispositive Power: 9,613,300

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        9,613,300

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  32.0%

12.    Type of Reporting Person: PN

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CUSIP No. 2955W100

1.    Name of Reporting Person:

        Warburg Pincus LLC

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) /X/

3.    SEC Use Only

4.    Citizenship or Place of Organization: Delaware

                     5.    Sole Voting Power:
Number of
Shares
Beneficially    6.    Shared Voting Power: 9,613,300
Owned By
Each
Reporting        7.    Sole Dispositive Power:
Person
With
                     8.    Shared Dispositive Power: 9,613,300

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        9,613,300

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  32.0%

12.    Type of Reporting Person: OO

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Item 1(a).    Name of Issuer.

The name of the issuer is Encore Acquisition Company (the "Issuer").

Item 1(b).    Address of Issuer's Principal Executive Offices.

The principal executive offices of the Issuer are located at 777 Main Street, Suite 1400, Fort Worth, Texas 76102.

Item 2(a).    Names of Persons Filing.

This statement is being filed by and on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, including three related limited partnerships, ("WPEP"); Warburg, Pincus & Co., a New York general partnership ("WP"), which is the general partner of WPEP; and Warburg Pincus LLC, a New York limited liability company ("WP LLC"), which manages WPEP.  Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC.  The members of WP LLC are substantially the same as the partners of WP.  The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).    Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).    Title of Class of Securities.

This Schedule 13G Statement relates to the Common Stock of the Issuer (the "Stock").

Item 2(e).    CUSIP Number.

The CUSIP number of the Stock is 2955W100.

Item 3.    Filing Pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.    Ownership.

Warburg, Pincus Equity Partners, L.P.

(a)    Amount beneficially owned: 9,613,300 shares of Common Stock, as of December 31, 2001.

(b)    Percent of Class: 32.0%

(c)    (i)    Sole power to vote or direct the vote:   -0-

        (ii)   Shared power to vote or direct the vote: 9,613,300

       (iii)   Sole power to dispose of or direct the disposition of:   -0-

       (iv)   Share power to dispose of or direct the disposition of 9,613,300

Warburg, Pincus & Co.

(a)    Amount beneficially owned: 9,613,300 shares of Common Stock, as of December 31,2001.

(b)    Percent of Class:   32.0%

(c)    (i)    Sole power to vote or direct the vote:  -0-

        (ii)   Shared power to vote or direct the vote: 9,613,300

       (iii)   Sole power to dispose of or direct the disposition of:  -0-

       (iv)   Shared power to dispose of or direct the disposition of 9,613,300

Warburg Pincus LLC

(a)    Amount beneficially owned: 9,613,300 shares of Common Stock, as of December 31, 2001.

(b)    Percent of Class:  32.0%

(c)    (i)    Sole power to vote or direct the vote:  -0-

        (ii)    Shared power to vote or direct the vote: 9,613,300

       (iii)    Sole power to dispose of or direct the disposition of: -0-

       (iv)    Shared power to dispose of or direct the disposition of 9,613,300

Item 5.    Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certification.

By signing below I certify that, to the best of we knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2002

WARBURG, PINCUS EQUITY PARTNERS, L.P. By: WARBUG, PINCUS & CO. General Partner By: _____/s/ Scott A .Arenare_______________ Scott A. Arenare, Partner

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EXHIBIT INDEX

EXHIBIT A -   Joint Filing Agreement, dated as of February 7, 2002, by and among (Warburg, Pincus Equity Partners, L.P., Warburg, Pincus & Co. and Warburg, Pincus LLC pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934).

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EXHIBIT A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

WARBURG, PINCUS EQUITY PARTNERS, L.P.

    By:  WARBUG, PINCUS & CO.
                    General Partner

By:  _____/s/ Scott A .Arenare_______________
                 Scott A. Arenare, Partner

WARBURG, PINCUS & CO.

By:  _____/s/ Scott A .Arenare_______________
                 Scott A. Arenare, Partner

WARBURG, PINCUS LLC

By:  _____/s/ Scott A .Arenare_______________
                Scott A. Arenare
                Managing Director and Member

Date:  February 7, 2002